

January 30, 2014

Via E-mail
David Lovatt
Chief Executive Officer
Pocket Games, Inc.
305 Forest Avenue
Woodmere, NY 11598

>   **Re: Pocket Games, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 15, 2014**
>   **File No. 333-192939**

Dear Mr. Lovatt:

We have reviewed your letter dated January 15, 2014, and the above-referenced registration statement, and have the following comments. Unless otherwise noted, where we reference prior comments we are referring to our letter dated January 10, 2014.

General

1.   We continue to evaluate your response to prior comment 1. After reviewing your responses to this comment letter, we may have further comments.

2.   You state in your response to prior comment 1 that from October 4, 2013 through December 27, 2013, you paid developers $40,000 to develop the SH3G game pursuant to an agreement with DNA Interactive Games. You also disclose, however, that you agreed to develop SH3G for DNA Interactive Games on October 22, 2013. In your response letter, please clarify if you paid any money to the developers prior to October 22, the date you agreed to develop the game for DNA Interactive Games. Additionally, please tell us what type of asset Idol Hands is and discuss whether you have negotiations with Fluid Games Limited to acquire it are ongoing.

Management's Discussion and Analysis, page 31

3.   We note the disclosure added concerning Pocket Football in response to prior comment 11. We also note your response to prior comment 1 which states that the company has ongoing negotiations with both Mr. Gary Gray and BitHeads, Inc. in connection with the development of Pocket Football. Please revise your disclosure to clearly state the current status of the development of Pocket Football, including a discussion of who will develop the game, whether any payments have been made or received on behalf of the development of the game and whether you have any agreements in place regarding the game's development. Please add similar disclosure concerning SHG3. Lastly, file any

agreements relating to the development of both games as exhibits or advise why this is not required. Refer to Item 601(b)(10) of Regulation S-K.

Signatures, page 58

4.   We note your revisions in response to prior comment 16. Please revise your registration statement to include the signature of your principal financial officer. In this regard, Mr. Lovatt's signature block must disclose all the capacities in which he is signing the registration statement. Refer to Instructions to Signatures of the Form S-1.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions. If you require further assistance, you may Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
         Brenda Lee Hamilton, Esq.
         Hamilton & Associates Law Group, P.A.